February 2, 2016

Christina DiAngelo Fettig

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Arrow ETF Trust, File Nos. 333-177651 and 811-22624

Dear Ms. DiAngelo Fettig:

On January 6, 2016, you provided oral comments with respect to the Annual Report to Shareholders, for the period ended January 31, 2015 (the "Annual Report") and certain other filings, for the Arrow Dow Jones Global Yield ETF (the "Fund"), a series of Arrow ETF Trust (the "Registrant"). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Annual Report

1.         Comment. Please include a broad-based securities index as the Fund’s primary performance benchmark.

Response. The adviser believes that the Dow Jones Global Composite Yield Index, which is its current primary performance benchmark index, is a broad-based securities index. The index is a mix of equity and fixed income securities within five different asset classes with over 150 securities, so the adviser believes it qualifies as a broad-based securities index.

2.         Comment. On page 3, please confirm the year indicated in footnote (a) is a typo and should be 2015.

Response. The Registrant so confirms.

3.         Comment. The Fund’s prospectus indicates that it may invest in MLPs. Please consider adding that the Fund will not invest more than 25% of its assets in MLPs. In the Schedule of Investments, please add a footnote that identifies which securities are MLPs.

February 2, 2016

Response. The Registrant will add a footnote to the Schedule of Investments as requested. The Registrant will consider adding the disclosure requested in the prospectus in the next update.

4.         Comment. Adjacent to the performance information shown on page 3, please include the statement required by Item 27(b)(7)(ii)(b).

Response. Going forward, the Registrant will add the following to the performance information presented:

“The Fund’s past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.ArrowShares.com or by calling 1-877-277-6933.”

5.         Comment. In the Portfolio of Investments on page 9 in footnote +, please consider including additional information regarding variable rate securities as contemplated by a recent proposed rule by the SEC on the subject.

Response. The Registrant will add the additional information by the compliance deadline if the rule is adopted.

6.         Comment. In the Statements of Changes in Net Assets on page 12, a return of capital is indicated. Please confirm that the Registrant complied with the requirements of Section 19 and Rule 19a-1.

Response. The Registrant provided Rule 19a-1 notices to shareholders.

7.         Comment. In Note 1, it states that the Fund is an open-end investment company. Please reconcile this with the Fund’s exemptive order, which states in condition 2 that the Fund may not be advertised or marketed as an open-end investment company or a mutual fund.

Response. The Fund does not advertise or market itself as an open-end investment company; however, the Fund is, in fact, an open-end investment company pursuant to the 1940 Act, so it is correctly stated in Note 1 similar to the requirement that the Fund state its classification in its SAI in accordance with Item 16(a) of Form N-1A.

February 2, 2016

8.         Comment. In Note 4 on page 17, in future filings, please clarify whether AFFE is excluded from the unitary fee.

Response. The Registrant will clarify in future filings that the AFFE is included in the unitary fee.

9.         Comment. In Note 7 on page 19, please change the heading of the second column to “Distribution Per Share” instead of “Dividend Per Share.”

Response. The Registrant will make the change requested in future filings.

Miscellaneous

10.        Comment. In the 40-17G filing for the Fund’s fidelity bond filed April 8, 2015, it is unclear whether or not the bond is a joint bond. If the bond is a joint bond, please file the additional items required by Section 17(g) of the 1940 Act.

Response. The bond is a joint bond, so the Registrant will refile the bond with all the required items.

11.        Comment. In the N-CSR filing the annual report, the 906 certifications for the Fund need to be updated to the current name of the trust. The treasurer should also indicate in his signature that he is signing as the principal financial officer (e.g., Treasurer (PFO)).

Response. The Registrant will ensure that the treasurer adds the PFO designation to his signature in the future.

12.        Comment. In the N-CSR filing the annual report, for items 2(c) and (d), please state “None” rather than skipping the items.

Response. The Registrant will make this change for future filings.

13.        Comment. The premium and discount information on the Fund’s website is missing the information required by item 11(g)(2) of Form N-1A that: “shareholders may pay more than net asset value when they buy Fund shares and receive less than net asset value when they sell those shares, because shares are bought and sold at current market prices” and “the data presented represents past performance and cannot be used to predict future results.”

Response. The adviser has added the additional disclosure to the premium and discount information on the Fund’s website.

February 2, 2016

* * * * *

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

/s/Tanya L. Goins